TRADING SYMBOL:  TORONTO & OSLO: CRU

FRANKFURT: KNC   OTC-BB-other: CRUGF

LONDON, United Kingdom: May 29, 2006 - Crew Gold Corporation (“Crew” or the “Company”) (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK.

Crew is pleased to announce an increase in total ore reserves to 2.51 million ounces in and around its 85% owned LEFA gold deposits on the Dinguiraye Concession in Guinea, West Africa.  The updated reserve is an increase from the previous reserve of 2.3 million ounces announced in March 2005.  The new mineral reserves are based on drilling from July to December 2005.  Details of the new (and previous) reserves calculated on the Dinguiraye Concession are tabled below and are calculated as at April 2006.

LEFA Mineral Reserves as at 31 December 2005

Deposit	Proved			Probable			Total Reserves
	Tonnes (Mt)	Gold g/t	Million ozs	Tonnes (Mt)	Gold g/t	Million ozs	Tonnes (Mt)	Gold g/t	Million ozs
Lero Karta	12.0	2.1	0.84	9.3	1.7	0.51	21.3	1.9	1.35
Fayalala	12.7	1.4	0.58	6.3	1.3	0.26	19	1.4	0.83
Others	0.2	2.3	0.01	7.1	1.4	0.31	7.3	1.4	0.33
Total	24.9	1.7	1.43	22.7	1.5	1.08	47.6	1.6	2.51
Prior Total	21.4	2.0	1.36	19.1	1.5	0.92	40.6	1.7	2.28

The calculated mineral reserve utilized a gold price of US$525/oz.

The reported reserves above have been compiled by Stephanie Raiseborough who is a Member of the Australasian Institute of Mining and Metallurgy and an employee of SMD. She has sufficient experience, relevant to the style of mineralisation and type of deposit under consideration and to the activity she is undertaking, to qualify as a Competent Person as defined in the 2004 Edition of the ‘Australasian Code for Reporting of Mineral Resources and Ore Reserves’ (“JORC code”).  The reserve has been verified by Crew’s Qualified Person, Andrew Pardey, who has sufficient experience, relevant to the style of mineralisation and type of deposit under consideration and to the activity he is undertaking, to qualify as a Competent Person as defined in the 2004 Edition of the ‘Australasian Code for Reporting of Mineral Resources and Ore Reserves’ (“JORC code”).

Jan Vestrum, President and CEO of Crew commented – “This increase in reserves from the 2005 drilling at LEFA is an excellent result and supports the Company’s view that the strategic acquisition of Guinor in Q4 2005 will create substantial value for Crew shareholders. Drilling to date in 2006 in both the Lefa Corridor area and regionally, has been very encouraging and the Company is confident that the 2006 drilling programme will further increase to the resource and reserve inventory to underpin a long life operation. With a significant reserve now present and combined with the plant expansion now in construction and commissioning scheduled for the last quarter of 2006, the Company is pushing forward with its objective of significant growth both in gold output and shareholder value. The Company believes the LEFA operation, together with the Masara mine in the Philippines, will be an important base in providing the organic growth for Crew to achieve its target of one million ounces annual gold production”.

Jan A Vestrum

President & CEO

Safe Harbour Statement

Certain statements contained herein, as well as oral statements that may be made by the company or by officers, directors or employees of the company acting on the company’s behalf, that are not statements of historical fact, may constitute “forward-looking statements” and are made pursuant to applicable and relevant national legislation (including the Safe-Harbour provisions of the United States Private Securities Litigation Reform Act of 1995) in countries where Crew is conducting business and/or investor relations. Forward-looking statements, include, but are not limited to those with respect to Crew Acquisition Corp.’s intention to proceed with the compulsory acquisition. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “does not expect”, “is expected”, “targets”, “budget”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or equivalents or variation, including negative variation, of such words and phrases, or state that certain actions, events or results, “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual results of the company to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, the price of gold, fluctuations in financial markets, investor interest in the proposed private placement. Although Crew has attempted to identify important factors that could cause actual actions, events or cause actions events or results not to be anticipated, estimated or intended, there can be no assurance that forward looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Except as may be required by applicable law or stock exchange regulation, the company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. Accordingly, readers should not place undue reliance on forward-looking statements.

Endnotes

News Release – May 29, 2006

Lefa Gold Operation

Crew Increases Ore Reserves